1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

December 8, 2023

Via EDGAR

Ms. Claire Erlanger and Ms. Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Year Ended December 31, 2022
Form 8-K furnished October 27, 2023
File No. 001-05224

Dear Ms. Erlanger and Ms. Gilmore:

The following is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated November 28, 2023 pertaining to the Form 10-K for the fiscal year ended December 31, 2022 of Stanley Black & Decker, Inc. (the “Company”) filed on February 23, 2023 and the Form 8-K furnished on October 27, 2023. The Staff’s comments are repeated below (in bold-italics type) with the Company’s response following (in regular type).

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings and Non-GAAP Financial Measures, page 31

1.We note that in your table disclosing the Non-GAAP adjustments to certain GAAP measures on page 32 and 33, you disclose an Operating Profit measure that has a GAAP amount associated with it and a Non-GAAP amount after adjusting for acquisition-related charges and other. We also note that the audited statements of operations do not include a subtotal for Operating Profit, and it appears that the amount disclosed in MD&A has been calculated from the statement of operations as Net Sales less Cost of Sales (Gross Profit) less SG&A and provision for credit losses. It appears in calculating this Operating Profit measure, referred to as “GAAP” in your MD&A section, you have excluded at a minimum, asset impairment charges, restructuring charges, and intangible asset amortization charges, all of which are considered operating expenses under GAAP. In light of the exclusion of these expenses, this Operating Profit measure would be considered a Non-GAAP measure, should be retitled to avoid being confused with GAAP Operating Profit and needs to include all disclosures required by Item 10(e) of Regulation S-K. Please revise accordingly. Your disclosures in your Form 10-Q and earnings releases on Form 8-K should be similarly revised. See also Question 100.05 of the SEC's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise the table disclosing the non-GAAP adjustments to remove the Operating Profit measure prospectively commencing with the Form 10-K for the year ended December 30, 2023. Refer to Comment #8 below for the Company’s response to revising its earnings releases on Form 8-K.

2.     We note from your table on page 32 that you adjust certain GAAP measures for acquisition related and other charges to present corresponding non-GAAP measures. We further note that these adjustments to SG&A include integration-related costs and a voluntary retirement program. Please provide us more detail as to the nature and amounts related to these charges. Additionally, we note that you include a similar Non-GAAP table in your Form 10-Q reports. You disclose that the Non-GAAP adjustments to Gross profit primarily pertain to footprint actions and other costs associated with the supply chain transformation, and the Non-GAAP adjustments to SG&A primarily related to costs of providing transition services for previously divested businesses and supply chain transformation costs. Please provide us more detail as to the nature of the footprint actions and supply chain transformation costs. Specifically, please tell us why you believe these costs are appropriate non-GAAP adjustments and do not represent normal operating costs.

The Company acknowledges the Staff’s comment and advises the Staff that the acquisition-related and other charges recorded to Selling, general and administrative (“SG&A”) in 2022 were primarily related to integration-related costs totaling $85 million and voluntary retirement program costs totaling $33 million. The integration-related costs were primarily driven by multiple initiatives to integrate the MTD and Excel acquisitions, which approximated $2.1 billion in total purchase price and represented strategically significant additions to the Company’s existing outdoor category. The initiatives included integrating the organizations and shared processes, as well as harmonizing key IT applications and infrastructure. The costs associated with the voluntary retirement program, which was executed as part of a broader restructuring to right-size the Company’s corporate and support functions to align with a more focused portfolio due to pending divestitures, related to separation benefits provided to eligible employees who voluntarily retired from the Company.

The acquisition-related and other charges recorded to Gross profit and SG&A in 2023 were primarily related to production and distribution footprint rationalization actions and other costs associated with a supply chain transformation to enable these rationalization actions and to integrate and globalize product value streams, which represents a significant shift in the Company’s operating model. The footprint actions executed as part of the rationalization include targeted site closures and facility consolidations, which resulted in incremental costs to exit these sites, primarily related to non-cash asset-related charges. The initiatives enabling the footprint rationalization and value stream integration and globalization include strategic sourcing, complexity reduction, and facility optimization. Given the significance of the supply chain transformation and the unique nature of the associated costs, the Company has concluded that these costs are appropriate non-GAAP adjustments and do not represent normal operating costs. As a result, the Company believes excluding these discrete transformation costs from its non-GAAP measures provides investors with meaningful and helpful information to evaluate the Company’s operating results relative to prior periods and the Company’s competitors.

2023 Outlook, page 37

3.     We note your disclosure that the difference between 2023 diluted earnings per share outlook and the diluted earnings per share range, excluding charges, is approximately $1.15 to $1.65, consisting of acquisition-related charges and other charges primarily due to supply chain transformation under the Global Cost Reduction Program. We also note similar disclosures in your 10-Q filings. Please provide us more information about the nature and amount of each of these types of adjustments. Specifically, please tell us why you believe that these represent appropriate non-GAAP adjustments and are not normal recurring expenses. See Question 100.01 of the SEC's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company advises the Staff that the acquisition-related charges referenced in 2023 Outlook related to the integration costs for the MTD and Excel acquisitions, as further discussed in response to Comment #2 above. Of the $1.15 to $1.65 range disclosed in 2023 Outlook, these estimated integration-related costs approximated $0.20 to $0.25.

The charges related to the supply chain transformation under the Global Cost Reduction Program referenced in 2023 Outlook related primarily to the footprint rationalization actions and other transformation costs, as further discussed in response to Comment #2 above. Of the $1.15 to $1.65 range disclosed in 2023 Outlook, these estimated footprint rationalization and transformation costs approximated $0.80 to $1.20.

The Company has concluded that these costs represent appropriate non-GAAP adjustments due to: (a) the substantial integration activities required for the MTD and Excel acquisitions, particularly given the size and complexity of these businesses, and (b) the significance of the supply chain transformation and related footprint rationalization actions. Furthermore, as these costs are not representative of the Company’s ongoing operating cost structure, the Company believes excluding these costs from its non-GAAP measures is relevant to aid analysis and understanding of the Company’s results and business trends relative to past performance and the Company’s competitors.

Audited Financial Statements
Statement of Cash Flows, page 66

4.     We note that the reconciliation included within the operating activities section of your statement of cash flow begins with a line for net earnings from continuing operations, followed by a line for net earnings from discontinued operations. Please revise future filings to begin your reconciliation with net income. Refer to guidance in ASC 230-10-45-29.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise the reconciliation included within the operating activities section of its statement of cash flows to begin with net income prospectively commencing with the Form 10-K for the year ended December 30, 2023.

Notes to the Audited Financial Statements
Note P. Business Segments and Geographic Areas, page 105

5.    We note that the Tools & Outdoor segment is comprised of Power Tools Group (PTG), Hand Tools, Accessories & Storage (HTAS), and Outdoor Power Equipment (Outdoor) businesses, and the Industrial Segment is comprised of Engineered Fastening and Infrastructure businesses. We also note that you have provided disaggregated revenue for each of the two businesses in the Industrial Segment, as well as by geographic areas for consolidated revenue. Further we note from your second quarter 2023 earnings call, that you discuss revenue by “strategic business unit performance” which includes revenue trends for outdoor, hand tools, storage solutions and power tools. Please tell us what consideration you gave to disclosing additional revenue information by these businesses in the Tools & Outdoor segment, or other product categories, within the notes to your financial statements. Refer to guidance in ASC 606-10-55-89 through 55-91 and ASC 280-10-50-40.

The Company acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 280-10-50-40 when determining its disclosures related to the disaggregation of revenue, which states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company also considered the guidance in ASC 606-10-55-89 through 55-91, which provides that the extent to which a company’s revenue is disaggregated depends on the facts and circumstances of the company’s contracts with customers.

The Company advises the Staff that the Company believes that there are no significant differences in the nature of the goods sold or the customer contracts that exist across the product categories within the Tools & Outdoor segment that would necessitate additional disaggregated revenue disclosures. Furthermore, the Company believes the additional revenue trend information for outdoor, power tools, and hand tools, accessories and storage, as presented in the second quarter 2023 earnings call, may be meaningful to investors in order to provide additional context on current market dynamics, but the Company’s Chief Operating Decision Maker does not use information at this level in evaluating the financial performance of its operating segments, as discussed in ASC 606-10-55-90. The Company further notes that its existing segment disclosures include additional information relating to the Tools & Outdoor segment, including the types of products sold, which do not vary meaningfully in terms of types of customer contracts or timing of transfer of goods, as well as the sales levels of its two largest customers.

The Company will continue to evaluate the disclosure of disaggregated revenue in future filings, but believes its current disclosures provide the appropriate level of revenue information in accordance with ASC 606-10-55-89 through 55-91 and ASC 280-10-50-40.

Note Q. Income Taxes, page 108

6.    We note from your disclosure in Note Q, that the intra-entity asset transfer of intellectual property had a significant effect on your effective tax rate in both 2021 and 2022. Additionally, you disclose that the increase in intangible deferred tax assets relates to the intra-entity asset transfer of certain intangible assets between two of your foreign subsidiaries Please tell us, and revise future filings to disclose, the details of this IP transfer, including the nature of any estimates and assumptions related to the valuation of this transaction.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosures relating to the intra-entity asset transfer of intellectual property within Note Q prospectively commencing with the Form 10-K for the year ended December 30, 2023, as follows:

“The increase in intangible deferred tax assets relates to an intra-entity asset transfer of certain intangible assets from a wholly-owned, non-U.S. subsidiary to another wholly-owned, non-U.S. subsidiary located in the United Kingdom in order to better align with current and future business operations. The transfer resulted in a step-up in tax basis driven by the fair value of the transferred intellectual property (“IP”), which was determined using an income approach taking into consideration future revenue projections, royalty rates and discount rates. The Company expects to realize the deferred tax asset recorded as a result of the IP transfer and will periodically assess such realizability. The tax-deductible amortization related to the transferred IP will be recognized over a 20-year period.”

Note S. Contingencies, page 112

7.     We note your disclosure in Note S of several environmental and other ongoing contingencies. We also note that in Item 3. Legal Proceedings on page 24, you disclose two investigations with the SEC and/or DOJ, in which you disclose that the Company does not believe that these matters will have a material impact on its financial condition or results of operations, although it is possible that a loss related to these matters may be incurred. In light of this potential loss contingency, it appears that these matters should be included as a loss contingency in your notes to the financial statements in accordance with ASC 450-20-50. As applicable, please revise future filings accordingly.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosures within Note S prospectively commencing with the Form 10-K for the year ended December 30, 2023, to include the two investigations with the SEC and/or DOJ, as disclosed in Item 3. Legal Proceedings, as well as any other potential loss contingency requiring disclosure in accordance with ASC 450-20-50.

Form 8-K furnished October 27, 2023

Exhibit 99.2 Financial statements and supporting schedules contained in Stanley Black & Decker, Inc.’s October 27, 2023 press release, page 8

8.    We note that your statements of operations presented on page 8 of your earning release, include the presentation of an Operating Profit subtotal. In light of the fact that this subtotal appears to exclude charges for asset impairment and restructuring and potentially other operating expenses included in the “other-net” line item, it does not represent a measure calculated in accordance with GAAP. Please remove this subtotal from your statements of operations or alternatively clearly label as a Non-GAAP measure and include the disclosures required by Item 10(e) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will remove the Operating Profit subtotal prospectively commencing with its earnings release on Form 8-K for the fourth quarter of 2023.

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If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 259-7488.

Sincerely,

/s/ PATRICK HALLINAN

Patrick Hallinan
Executive Vice President and Chief Financial Officer
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